Willis Group Holdings Public Limited Company
200 Liberty Street
New York, New York 10281

August 6, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Willis Group Holdings Public Limited Company has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the U.S. Securities and Exchange Commission on August 6, 2015.

Respectfully submitted,

Willis Group Holdings Public Limited Company

/s/ John Greene
John Greene
Chief Financial Officer